UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Westinghouse Air Brake Technologies Corporation
(Exact name of the registrant as specified in its charter)

Delaware	033-90866	25-1615902
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 Isabella Street Pittsburgh, Pennsylvania	15212 (Zip code)
(Address of principal executive offices)

(412) 825-1000
(Registrant’s Telephone Number, including Area Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Westinghouse Air Brake Technologies Corporation (“Wabtec Corporation”) 2020 Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://ir.wabteccorp.com/2020-Conflict-Minerals-Report.pdf.

Item 1.02	Exhibit

The Wabtec Corporation 2020 Conflict Minerals Report contemplated by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01 – Wabtec Corporation 2020 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Westinghouse Air Brake Technologies Corporation
(Registrant)

By:	/s/ Patrick D. Dugan	May 31, 2021
	Patrick D. Dugan	(Date)
Executive Vice President and
Chief Financial Officer

 EXHIBIT INDEX

Exhibit 1.01	Wabtec Corporation 2020 Conflict Minerals Report